DURHAM JONES & PINEGAR, P.C.	Joshua E Little
192 E. 200 N.,	Attorney At Law
Third Floor	jlittle@djplaw.com
St. George, Utah 84770
435-674-0400	FILE NO. 41490.00
435-628-1610 Fax
www.djplaw.com

VIA EDGAR

June 21, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Mercury General Corporation

Form 10-K for the fiscal year ended December 31, 2006

Commission File No. 001-12257

Dear Mr. Rosenberg:

On June 15, 2007, Mercury General Corporation (“Mercury”) received the Staff’s letter with respect to the above-referenced Form 10-K of Mercury for the fiscal year ended December 31, 2006. The Staff’s letter requested that Mercury respond to the comments set forth therein within 10 business days or tell the Staff when Mercury will provide a response. We are responding herein to the Staff’s request on behalf of Mercury. As a result of the complex nature of the comments contained in the Staff’s letter and the required responses, this letter is provided to inform the Staff that Mercury will respond to the comments no later than July 13, 2007.

Please contact the undersigned at (435) 674-0400 if you have any questions or comments concerning the foregoing or Mercury’s schedule for responding to the Staff’s comments. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
DURHAM JONES & PINEGAR

/s/ JOSHUA E. LITTLE
Joshua E. Little

cc:	Gabriel Tirador

Theodore Stalick

Nathan Bessin

Mercury General Corporation

Mark McMorrow

KPMG LLP

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